Filed by Interactive Intelligence, Inc. (an Indiana corporation)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Interactive Intelligence, Inc. (an Indiana corporation)
Registration No. 333-173435

On April 20, 2011, the following information was uploaded to Interactive Intelligence, Inc.'s website, www.inin.com, under the "About Us" tab:

Proposed Holding Company Information

On April 11, 2011, Interactive Intelligence announced that it is seeking to create a holding company structure (the "reorganization") in order to better serve the needs of the company and its shareholders. The reasons behind the proposed reorganization are:

   ●  Ability to Determine Results of Operations of Different Business Lines. We believe the holding company structure would allow us to realign our existing lines of business into different subsidiaries, which would improve our ability to determine the financial results and profitability of such lines of business.
        It would also allow us to allocate management, employees and other costs more effectively to such lines of business and allow our employees to focus on the lines of business within their areas of responsibility. Various employee incentive plans are currently based on profitability and having a holding company structure with different subsidiaries would allow us to more effectively set performance metrics for incentive compensation based on individual business lines in the future.

    ●  Ability to Limit Exposure to Liabilities. We believe that creating a holding company structure may reduce the risk that liabilities, such as intellectual property claims or other litigation matters, of one of our subsidiaries may be attributed to our other subsidiaries or, after the reorganization, Interactive
        Intelligence Group, Inc. (ININ Group).

    ●  Ability to Manage Certain Tax Expenses. We believe that the holding company structure will provide a platform to proactively manage the impact of certain taxes, such as state taxes, by segregating operations within certain states, thus resulting in an overall lower effective tax rate for the consolidated company. Further, this structure may provide benefits to customers by minimizing the imposition of sales taxes on certain bundled transactions by having more delineated line items for amounts invoiced.

    ●  Possible Future Strategic and Business Flexibility of the Holding Company Structure. We believe the holding company structure could facilitate future expansion of our business by providing a more flexible structure for acquiring other businesses or entering into joint ventures while continuing to keep the operations and risks of our other businesses separate. In addition, if the cash generated over time by our businesses was determined by our Board to be greater than the amount necessary for the operation or capital needs of those businesses, this cash could be transferred to a separate corporate entity owned by the holding company and invested as our Board believes to be appropriate.

    ●  Possible Future Financing Flexibility of the Holding Company Structure. We believe that a holding company structure may be beneficial to shareholders in the future because it would provide flexibility as to the types of financing available to us. For example, ININ Group would be able to obtain financing and its subsidiaries may be able to obtain separate financing. However, we have no current plans to seek additional financing at this time.

If the reorganization is approved by shareholders at the annual meeting, in the reorganization:

   ●  Each outstanding share of Interactive Intelligence common stock will automatically convert into one share of common stock of a new Indiana corporation named Interactive Intelligence Group, Inc. (ININ Group), and the current shareholders of Interactive Intelligence will become shareholders of this new
       Indiana holding company on a one-for-one basis, holding the same number of shares and the same ownership percentage after the reorganization as they held prior to the reorganization.

   ●  Interactive Intelligence will become a wholly owned subsidiary of ININ Group.

   ●  All current subsidiaries of Interactive Intelligence will become direct or indirect subsidiaries of ININ Group.

   ●  Each of the outstanding options to acquire shares of Interactive Intelligence common stock will become options to acquire an identical number of shares of ININ Group common stock with the same terms and conditions as before the reorganization.

   ●  Each outstanding restricted stock unit for shares of Interactive Intelligence common stock will become a restricted stock unit for an identical number of shares of ININ Group common stock.

   ●  It is expected that the Interactive Intelligence board of directors and executive officers will hold the same positions with ININ Group.

   ●  ININ Group is expected to be listed on Nasdaq under “ININ,” the current Interactive Intelligence symbol.

Additional questions about this proposed change should be directed to the company’s CFO, Steve Head at steve.head@inin.com.

Where to Find Additional Information

Interactive Intelligence, Inc. and Interactive Intelligence Group, Inc. have filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed reorganization. INTERACTIVE INTELLIGENCE SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to Interactive Intelligence shareholders prior to the shareholder meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Interactive Intelligence, ININ Group, and the proposed reorganization, from the Securities and Exchange Commission (the “SEC”) at the SEC’s website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about Interactive Intelligence, ININ Group, and the proposed reorganization can be obtained without charge by sending a request to Interactive Intelligence, Inc., 7601 Interactive Way, Indianapolis, Indiana 46278, Attention: Investor Relations; by calling (317) 872-3000; or by accessing them on Interactive Intelligence, Inc.’s investor relations Web page at http://investors.inin.com/.

Participants in the Solicitation

Interactive Intelligence, its directors, executive officers, certain other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Interactive Intelligence in favor of the proposed holding company reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that Interactive Intelligence and ININ Group have filed and intend to file with the SEC in connection with the annual meeting of shareholders of Interactive Intelligence, Inc.

This information is being provided pursuant to and in compliance with the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offer of the securities will be made solely by means of a prospectus included in the registration statement and any prospectus supplement that may be issued in connection with such offering.